Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES THE COMMENCEMENT OF A TENDER OFFER

FOR ANY AND ALL OF CEMEX FINANCE LLC’S OUTSTANDING 9.375% SENIOR

SECURED NOTES DUE 2022

MONTERREY, MEXICO. SEPTEMBER 19, 2017—CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today its offer to purchase for cash any and all of CEMEX Finance LLC’s (“CEMEX Finance”) outstanding 9.375% Senior Secured Notes due 2022 (CUSIP: 12516UAC9 and U12763AC9; ISIN: US12516UAC99 and USU12763AC92) (the “Notes”), from beneficial owners thereof (each, a “Holder” and collectively, the “Holders”), at the price set forth below, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, dated September 19, 2017 (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), which together constitute the Offer (the “Offer”). As of September 19, 2017, the aggregate principal amount of Notes outstanding was U.S.$1,028,709,000. Capitalized terms not defined herein shall have the meaning ascribed to them in the Offer Documents.

Global Bondholder Services Corporation is acting as the tender agent (in such capacity, the “Tender Agent”) and as the information agent (in such capacity, the “Information Agent”) for the Offer. HSBC Securities (USA) Inc. is acting as Dealer Manager for the Offer (the “Dealer Manager”).

CEMEX Finance has called the Notes for redemption on October 12, 2017. If Holders do not tender their Notes into the Offer, their Notes will be redeemed on October 12, 2017 at the redemption price of 104.69% of the principal amount plus accrued and unpaid interest to the redemption date.

CEMEX’s obligation to purchase Notes in the Offer is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase. The Offer is not conditioned upon the tender of any minimum principal amount of Notes. The Offer is not conditioned upon any financing. The consideration for each U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offer shall be the tender offer consideration as set forth in the table below (the “Tender Offer Consideration”). In addition, Holders who validly tender and do not validly withdraw their Notes in the Offer will also be paid U.S.$43.49 per U.S.$1,000 of the principal amount, which represents accrued and unpaid interest from the last interest payment date up to, but not including, the Settlement Date (as defined below) (“Accrued Interest”). In the event of a termination of the Offer with respect to the Notes, neither the Tender Offer Consideration nor any Accrued Interest will be paid or become payable to Holders and all Notes tendered pursuant to the Offer will be promptly returned to the tendering Holders and will be redeemed on October 12, 2017, as described above.

Title of Security	Security Identifiers	Principal Outstanding Amount	Tender Offer Consideration(1)
9.375% Senior Secured Notes due 2022	144A Notes CUSIP: 12516UAC9 ISIN: US12516UAC99 Regulation S Notes CUSIP: U12763AC9 ISIN: USU12763AC92	U.S.$1,028,709,000	U.S.$1,050.29

(1)	Per U.S.$1,000 principal amount of Notes and excluding Accrued Interest. The Tender Offer Consideration is 105.029% of the principal amount of the Notes, which equals the redemption price of 104.69% of the principal amount plus interest that is scheduled to accrue on the Notes from the Settlement Date up to, but not including, October 12, 2017. Holders will receive in cash an amount equal to Accrued Interest in addition to the Tender Offer Consideration.

Subject to the terms and conditions of the Offer, CEMEX expects to accept for purchase promptly following the Expiration Time all of the Notes validly tendered and not validly withdrawn (the date of such acceptance, the “Acceptance Date”). With respect to Notes accepted for purchase on the Acceptance Date and delivered on or prior to the Expiration Time, if any, the Holders thereof will receive payment of the Tender Offer Consideration for such accepted Notes on or promptly after the Acceptance Date, with the date on which CEMEX deposits with the Depository Trust Company (“DTC”) the aggregate Tender Offer Consideration for such Notes, together with an amount equal to Accrued Interest thereon, being referred to as the “Settlement Date.” With respect to accepted Notes delivered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, the Holders thereof will receive payment of the Tender Offer Consideration for such Notes one business day after the Notice of Guaranteed Delivery Date (as defined below), together with an amount equal to the Accrued Interest to but not including the Settlement Date, such date being referred to as the “Guaranteed Delivery Settlement Date.” Accrued Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer.

Holders should take note of the following dates in connection with the Offer:

Date	Calendar Date	Event

Launch Date	September 19, 2017	Commencement of the Offer.

Withdrawal Deadline	5:00 p.m., New York City time, on September 26, 2017, unless extended by CEMEX in its sole discretion.	The last date and time for Holders to validly withdraw tenders of the Notes.

Expiration Time	5:00 p.m., New York City time, on September 26, 2017, unless extended or earlier terminated by CEMEX in its sole discretion.	The last date and time for Holders to tender Notes to qualify for the payment of the Tender Offer Consideration.

Acceptance Date	CEMEX expects that the Acceptance Date will be one business day following the Expiration Time. The Acceptance Date is currently expected to be September 27, 2017.	Acceptance of all Notes validly tendered and not validly withdrawn prior to the Expiration Time.

Notice of Guaranteed Delivery Date	5:00 p.m., New York City time, of September 28, 2017, which is two business days after the Expiration Time.	The date on which guaranteed deliveries will be required to be provided.

Settlement Date	In respect of Notes that are accepted for purchase on the Acceptance Date and delivered on or prior to the Expiration Time, CEMEX expects the Settlement Date to occur on September 29, 2017, such date being three business days following the Expiration Time.	The date on which CEMEX deposits with DTC the aggregate Tender Offer Consideration for Notes tendered and accepted for purchase on the Acceptance Date, together with an amount equal to Accrued Interest thereon. Accrued Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer.

Guaranteed Delivery Settlement Date	In respect of accepted Notes that are delivered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, CEMEX expects the Guaranteed Delivery Settlement Date to occur on September 29, 2017, such date being one business day after the Notice of Guaranteed Delivery Date and three business days following the Expiration Time.	The date on which CEMEX deposits with DTC the aggregate Tender Offer Consideration for accepted Notes tendered and delivered through the guaranteed delivery procedures described in the Offer to Purchase, together with an amount equal to Accrued Interest to but not including the Settlement Date. Accrued Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer.

Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted. All references in the Offer to Purchase to “U.S.$” are to U.S. dollars.

If there is any change in the consideration to be paid in the Offer with respect to the Notes, the Offer will remain open at least five business days from the date CEMEX first gives notice of such change in the consideration to Holders, by public announcement prior to 10:00 a.m., New York City time, on such day. If CEMEX makes any other material change in the terms of the Offer or waive a material condition of the Offer, the Offer will remain open at least three business days from the date CEMEX first gives notice of such material change or waiver of a material condition to Holders, by public announcement prior to 10:00 a.m., New York City time, on such day.

Without limiting the manner in which any public announcement may be made in relation to the Offer, CEMEX shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through a widely disseminated news or wire service disclosing the basic terms of the Offer and otherwise consistent with the no-action letter of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), relating to abbreviated tender or exchange offers for non-convertible debt securities.

Any Notes that are tendered may be withdrawn at any time prior to the Expiration Time (such time and date, as it may be extended, the “Withdrawal Deadline”). However, the Notes will in any event be redeemed on October 12, 2017, as described above. See “Terms of the Offer—Withdrawal of Tenders” in the Offer to Purchase.

THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER.

NEITHER THE OFFER TO PURCHASE NOR ANY OF THE OTHER DOCUMENTS RELATING TO THE OFFER HAVE BEEN FILED WITH OR REVIEWED BY THE FEDERAL OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE OR ANY OF THE OTHER DOCUMENTS RELATING TO THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

In the event that the Offer with respect to the Notes is withdrawn or otherwise not completed, the Tender Offer Consideration will not be paid or become payable to Holders who have validly tendered their Notes in connection with the Offer. In any such event, Notes previously tendered pursuant to the Offer will be promptly returned to the tendering Holder and will be redeemed on October 12, 2017, as described above.

Subject to applicable laws and the terms set forth in the Offer, CEMEX reserves the right, with respect to the Notes, (i) to waive or modify in whole or in part any and all conditions to the Offer, (ii) to extend the Expiration Time, (iii) to modify or terminate the Offer or (iv) to otherwise amend the Offer in any respect.

Subject to the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal, the aggregate Tender Offer Consideration and the Accrued Interest to which a tendering Holder is entitled to pursuant to the Offer will be paid on the Settlement Date or in the case of accepted Notes delivered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, on the Guaranteed Delivery Settlement Date. Under no circumstances will any interest on the Tender Offer Consideration be payable because of any delay in the transmission of funds to Holders by the Tender Agent or DTC.

NONE OF CEMEX, ITS BOARD OF DIRECTORS, CEMEX FINANCE, THE INDENTURE TRUSTEE, THE INFORMATION AGENT, THE TENDER AGENT, THE DEALER MANAGER OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER, OR REFRAIN FROM TENDERING AS TO ALL OR ANY PORTION OF THE PRINCIPAL AMOUNT OF THEIR NOTES PURSUANT TO THE OFFER, NOR SHOULD THE OFFER TO PURCHASE BE CONSTRUED AS INVESTMENT, ACCOUNTING, LEGAL OR TAX ADVICE BY SUCH PARTIES OR THEIR RESPECTIVE DIRECTORS, OFFICERS, AGENTS, ATTORNEYS OR EMPLOYEES. HOLDERS MUST MAKE THEIR OWN DECISIONS AND SHOULD CONSULT THEIR OWN ATTORNEYS, ACCOUNTANTS AND OTHER ADVISORS WITH REGARD TO TENDERING NOTES.

The Offer to Purchase does not constitute an offer to purchase the Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or “blue sky” laws. If CEMEX becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable laws, CEMEX will make a good faith effort to comply with any such laws. If, after such good faith effort, CEMEX cannot comply with any such laws, the Offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the owners of Notes residing in such jurisdiction. Neither the delivery of the Offer to Purchase nor any purchase hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in CEMEX’s affairs since the date hereof. The Dealer Manager may be tendering Notes in connection with the Offer.

The Offer to Purchase does not constitute an offer to sell any securities or the solicitation of an offer to buy any securities (other than the Notes). Any offering of securities will only be made by an offering document and any such offering may not be registered with the SEC.

The Tender Agent and Information Agent for the Offer is:

Global Bondholder Services Corporation

Attn: Corporate Actions

65 Broadway – Suite 404

New York, New York 10006

United States

Banks and Brokers call: +1 (212) 430-3774

All others call toll free (U.S. only): +1 (866) 470-3700

Email: contact@gbsc-usa.com

By Facsimile:

(For Eligible Institutions only):

+1 (212) 430-3775/3779

Confirmation:

+1 (212) 430-3774

By Mail: 65 Broadway – Suite 404 New York, NY 10006	By Overnight Courier: 65 Broadway – Suite 404 New York, NY 10006	By Hand: 65 Broadway – Suite 404 New York, NY 10006

Any questions or requests for assistance or for additional copies of the Offer to Purchase may be directed to the Information Agent at one of its telephone numbers above. A Holder may also contact the Dealer Manager at its telephone numbers set forth below or its broker, dealer, custodian bank, commercial bank, depository, trust company or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

HSBC Securities (USA) Inc.
452 Fifth Avenue New York, New York 10018 Attn: Global Liability Management Group Toll Free: +1 (888) HSBC-4LM Collect: +1 (212) 525-5552

The Offer to Purchase and the Letter of Transmittal shall be available online at http://gbsc-usa.com/Cemex/ until the consummation or termination of the Offer.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the final terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.